SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT bond rating to Baa3”; and

Standard & Poor’s latest ratings report on Philippine Long Distance Telephone Company.

7 12

Exhibit 1

June 16, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT bond rating to Baa3”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

June 16, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT bond rating to Baa3”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 16, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT bond rating to Baa3”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: June 16, 2011

Exhibit 1

MOODY’S

INVESTORS SERVICE

Rating Action: Moody's upgrades PLDT bond rating to Baal

Global Credit Research - 15 Jun 2011

Approximately $550 Million of Debt Securities Affected

Hong Kong, June 15, 2011 -- Moody's Investors Service has today upgraded the foreign currency bond rating of Philippine Long Distance Telephone Company ("PLDT") to Baa3 from Ba1. At the same time the local currency issuer rating has been affirmed at Baa2. The outlook on both ratings is stable.

RATINGS RATIONALE

Today's action follows Moody's decision to upgrade the Republic of Philippines government's Ba3 long-term foreign-currency rating to Ba2 and the foreign-currency country ceiling to Baa3 from Ba1. PLDT's Baa3 foreign currency debt rating remains in line with the Philippines' country ceiling for foreign currency bonds.

The principal methodology used in rating Philippine Long Distance Telephone Company was the Global Telecommunications Industry Methodology, published December 2010.

PLDT, headquartered in Manila and listed on the Philippine Stock Exchange and American Depository Receipts traded on the New York Stock Exchange, is an integrated provider of fixed-line, broadband, cellular and ICT (Information and Communications Technology) services. It currently has a 53% subscriber market share for cellular telephony, 56% for fixed-line services and about 55% for broadband.

REGULATORY DISCLOSURES

Information sources used to prepare the credit rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody's Investors Service information.

Moody's Investors Service considers the quality of information available on the issuer or obligation satisfactory for the purposes of maintaining d credit rating.

The rating has been disclosed to the rated entity or its designated agents and issued with no amendment resulting from that disclosure.

Moody's adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody's considers to be reliable including, when appropriate, independent third-party sources. However, Moody's is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

Please see ratings tab on the issuer/entity page on Moodys.com for the last rating action and the rating history.

Page 5 of 7
The date on which some Credit Ratings were first released goes back to a time before Moody's Investors Service's Credit Ratings were fully digitized and accurate data may not be available. Consequently, Moody's Investors Service provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com for further information.

Please see the Credit Policy page on Moodys.com for the methodologies used in determining ratings, further information on the meaning of each rating category and the definition of default and recovery.

Hong Kong

Laura Acres

VP - Senior Credit Officer

Corporate Finance Group

Moody's Investors Service Hong Kong Ltd.

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

Hong Kong

Gary Lau

MD - Corporate Finance

Corporate Finance Group

Moody's Investors Service Hong Kong Ltd.

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

Moody's Investors Service Hong Kong Ltd.

24/F One Pacific Place

88 Queensway

Hong Kong

China (Hong Kong S.A.R.)

JOURNALISTS: (852) 3758 -1350

SUBSCRIBERS: (852) 3551-3077

© 2011 Moody's Investors Service, Inc. and/or its licensors and affiliates (collectively, "MOODY'S"). All rights reserved.

CREDIT RATINGS ARE MOODY'S INVESTORS SERVICE, INC.'S ("MIS") CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided "AS IS" without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody's considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY'S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF AND SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody's Corporation ("MCO"), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) any preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MI` and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading "Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.

Any publication into Australia of this document is by MOODY'S affiliate, Moody's Investors Service Pty Limited ABN 6R 003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to "wholesale clients" within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY'S that you are, or are accessing the document as d representative of, a "wholesale client" and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to "retail clients" within the meaning of section 761G of the Corporations Act 2001.

Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody's Japan K.K. (“MJKK”) are MJKK's current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is d wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO.

This credit rating is an opinion as to the creditworthiness or a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors tI make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.

Exhibit 2

June 16, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of Standard & Poor’s latest ratings report on Philippine Long Distance Telephone Company.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 2

June 16, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a copy of Standard & Poor’s latest ratings report on Philippine Long Distance Telephone Company.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.      June 16, 2011

(Date of earliest event reported)

2.      SEC Identification Number PW-55

3.      BIR Tax Identification No. 000-488-793

4.      PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 2

11. Item 9 – Other Events

Attached hereto is a copy of Standard & Poor’s latest ratings report on Philippine Long Distance Telephone Company.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: June 16, 2011

Exhibit 2

STANDARD & POOR’S	Global Credit Portal RatingsDirect
June 15, 2011

Philippine Long Distance Telephone Co.

Primary Credit Analyst:

Mehul P Sukkawala, CFA, Mumbai (91) 22-3342-4018;

mehul_sukkawala@standardandpoors.com

Secondary Contact:

JunHong Park, Hong Kong (852) 2533-3538;

junhong_park@standardandpoors.com

Table of Contents

Major Rating Factors

Rationale

Outlook

Exhibit 2

Philippine Long Distance Telephone Co.

Major Rating Factors

Weaknesses: • Country, macroeconomic, and transfer and convertibility risk of the Philippines • High price competition with slowing domestic cellular subscriber growth	Corporate Credit Rating Foreign Currency BB+/Stable/-- ASEAN Regional Scale axBBB+/--/--

Strengths:

•         Leading market position

•         Solid cash flow measures

Rationale

The rating on Philippine Long Distance Telephone Co. (PLDT) reflects the country, macroeconomic, and transfer and convertibility (T&C) risk of the Philippines (foreign currency BB/Stable/B; local currency BB+/Stable/B; ASEAN scale axBBB+/axA-2). The rating also reflects the high price competition in the domestic market with slowing cellular subscriber growth. PLDT’s leading position in the domestic market, diversified services, and solid cash flow measures temper these weaknesses. Our ‘BB+’ T&C assessment for the Philippines constrains the ratings on PLDT.

Subscriber growth in the Philippine cellular market has slowed, with cellular penetration, including multiple subscriber identity module (SIM) ownership, of more than 90%. We expect that future growth will continue to come from the mass-market segments, particularly from the outskirts of Metro Manila, which have lower average revenue per user.

We therefore believe that the three main players--PLDT, Globe Telecom Inc. (not rated), and Digital Telecommunications Philippines Inc. (Digitel, not rated)--will continue to pursue aggressive pricing and promotions to build market share. Nevertheless, PLDT’s plan to acquire Digitel at an estimated US$2.3 billion in enterprise value might somewhat ease competition. The proposed acquisition is subject to regulatory approvals; shareholders have already approved it. Overall, regulatory issues remain a moderate credit risk for the industry.

We expect PLDT to retain its position as the leading integrated telecommunications service provider in the Philippines. As of March 31, 2011, the company had a subscriber base of about 46.7 million in the wireless market, 1.84 million in the fixed-line segment, and 2.1 million in the broadband segment. This resulted in a significant 55% to 60% subscriber market share across all segments. We expect the acquisition of Digitel to further strengthen PLDT’s competitive position and broadband growth opportunities. As of May 31, 2011, First Pacific Group (not rated) owned 26% in PLDT while Nippon Telegraph & Telephone Corp. (AA/Stable/A-1+), through its subsidiaries, owned 21%.

Page 6 of 12
PLDT’s operating performance deteriorated marginally in 2010 with 2.4% decline in revenue and 150 basis points reduction in its strong EBITDA margins to 61.6%. The weaker operating performance is due to the increasing use of unlimited offers and fixed-rate (bucket) plans, intense price-based competition, multiple SIM card ownership, appreciation of the Philippine peso, and

Exhibit 2

greater use of social networking websites for communication. We expect these market attributes to continue to dampen operating performance. But the effects will be offset by our projections of a moderate Philippine economic growth of 5.0%-5.5% annually over the next three years and increasing demand for broadband.

Exhibit 2

The proposed acquisition of Digitel could help improve PLDT’s operating and capital expenditure efficiency. Nevertheless, we expect the benefit to be limited considering that Digitel is significantly smaller than PLDT and has lower operating margins.

PLDT’s cash flow protection measures remain strong, with strong positive free operating cash flow (FOCF) of more than Philippine Peso (PHP) 40 billion a year. In addition, the ratio of funds from operations (FFO) to adjusted debt is more than 60%, and adjusted debt to EBITDA has been less than 1.5x for at least the past five years.

We expect PLDT’s financial metrics to remain strong although FOCF is likely to decline after factoring an increase in projected capital expenditure to about PHP34.4 billion in 2011. We also do not expect the proposed acquisition to have a significant negative impact on the company’s financial metrics because the acquisition is largely equity funded. Nevertheless, PLDT has an aggressive capital structure with the ratio of adjusted debt to capital of more than 50%.

Liquidity

We believe PLDT has adequate liquidity. We expect the company’s sources of liquidity to exceed its uses by about 1.2x in 2011. We anticipate that PLDT’s net liquidity sources will remain positive even if EBITDA declines by 20%. The company also has significant headroom in its covenants.

As of December 31, 2010, PLDT’s liquidity sources include cash and short-term investments of PHP37 billion, of which we believe the company needs PHP15 billion for regular operations. The sources also include our projected funds from operations of about PHP70 billion in 2011 and unused credit facilities of about PHP20 billion. PLDT’s unused facilities mainly comprise short-term facilities that we expect the company to be able to rollover given its strong banking relations. Uses of liquidity include capital expenditure of about PHP34 billion, debt maturities of about PHP14 billion, equipment payables of about PHP21 billion, and projected dividend of about PHP27 billion.

PLDT’s foreign currency risk exposure is moderate, in our view. As of Dec. 31, 2010, 45% of the company’s total consolidated debt is foreign currency-denominated, of which about 25% was unhedged. Interest rate risk is manageable because about three-fourth of PLDT’s debt is based on fixed rates.

Outlook

The stable outlook on the rating on PLDT reflects the stable outlook on the sovereign rating. It also reflects our expectation that PLDT’s operating performance will be stable and the company will generate positive free cash flows in the next two years at least.

We could raise the foreign currency rating on PLDT only after we raise the ‘BB+’ T&C risk assessment for the Philippines. We could downgrade the company if:

•         Any lowering of the rating on the sovereign prompts a lowering of the T&C risk assessment or a deterioration in country risk factors;

•

Page 7 of 12
The company’s financial risk profile deteriorates, including ratio of debt to EBITDA above 2.0x, on a sustainable basis due to its shareholders’ return initiatives, such as dividend payout, share buyback, or investments; or

Exhibit 2

•         PLDT expands into sectors that are exposed to the uncertain operating and regulatory environment in the Philippines.

Table 1

Philippine Long Distance Telephone Co.--Peer Comparison
Industry Sector: Telecom
	Philippine Long Distance Telephone Co.	PT Indosat Tbk.	Axiata Group Bhd.	Vimpel-Communications (JSC)	PT Telekomunikasi Selular
Rating as of June 14, 2011	(FC)BB+/Stable/ --;axBBB+/--	BB/Stable/--;axBBB-/--	BBB+/Stable/--;axA+/--	BB/Negative/--	BBB-/Stable/--
	2010	2010	2010	2010*	2009
Revenues (mil. US$)	3,296.5	2,200.7	5,064.1	9,755.6	4,411.7
(Mil. Mix curr.)	PHP	IDR	MYR	$	IDR
Revenues	144,459.0	19,796,515.0	15,620.7	9,755.6	41,582,086.8
EBITDA	89,562.0	9,630,431.0	7,173.7	4,647.6	27,433,896.5
Net Income from continuing operations	40,217.0	647,174.0	1,770.4	1,497.0	13,160,223.1
Funds from operations (FFO)	73,181.1	7,758,274.0	5,744.1	3,452.6	22,091,892.8
Capital Expenditure	32,074.7	6,495,146.0	3,065.2	955.0	13,306,469.8
Free operating cash flow	48,031.4	1,891,535.0	3,107.3	2,699.1	8,506,791.6
Discretionary cash flow	7,409.4	1,120,977.0	3,107.0	2,333.6	791,507.6
Cash and short-term investments	15,000.0	2,075,270.0	6,277.4	2,467.0	3,641,265.5
Debt	117,836.1	29,051,943.8	10,838.2	6,545.7	12,152,707.2
Equity	93,277.4	18,063,610.3	20,278.6	11,656.7	30,960,482.0
Debt and equity	211,113.4	47,115,554.0	31,116.8	18,202.4	43,113,189.2

Adjusted ratios

Annual revenue growth (%)	(2.4)	5.2	17.3	9.0	11.8
EBITDA margin (%)	62.0	48.6	45.9	47.6	66.0
EBITDA interest coverage (x)	10.9	4.1	10.6	7.6	25.2

Page 8 of 12

Exhibit 2

EBIT interest coverage (x)	7.9	1.4	6.5	4.6	17.5
Return on capital (%)	30.5	6.5	13.7	17.8	44.7

Table 1

Philippine Long Distance Telephone Co.--Peer Comparison (cont.)
FFO/debt (%)	62.1	26.7	53.0	52.7	181.8
Free operating cash flow/debt (%)	40.8	6.5	28.7	41.2	70.0
Debt/EBITDA (x)	1.3	3.0	1.5	1.4	0.4
Total debt/debt plus equity (%)	55.8	61.7	34.8	36.0	28.2

*12 months to Sept. 30. FC--Foreign currency. PHP--Philippine peso. IDR--Indonesian rupiah. MYR--Malaysian ringgit.

Table 2

Philippine Long Distance Telephone Co.--Financial Summary
Industry Sector: Telecom
	2010	2009	2008	2007	2006
(Mil. PHP)
Revenues	144,459.0	147,993.0	145,582.0	137,958.0	127,943.0
EBITDA	89,562.0	93,344.6	91,894.1	87,761.5	86,125.1
Net income from continuing operations	40,217.0	39,781.0	34,635.0	36,004.0	35,138.0
Funds from operations (FFO)	73,181.1	80,894.2	75,134.6	74,066.4	71,231.2
Capital expenditure	32,074.7	30,886.1	27,818.0	26,456.8	22,573.8
Free operating cash flow	48,031.4	55,673.2	48,768.5	54,890.6	40,499.3
Discretionary cash flow	7,409.4	16,843.2	12,100.5	26,877.6	26,042.3
Cash and short-term investments	15,000.0	15,000.0	15,000.0	15,000.0	15,000.0
Debt	117,836.1	116,356.9	90,594.0	84,467.5	108,373.8
Equity	93,277.4	93,100.9	101,822.1	108,967.6	96,615.3
Debt and equity	211,113.4	209,457.8	192,416.1	193,435.1	204,989.1

Adjusted ratios

Annual revenue growth (%)	(2.4)	1.7	5.5	7.8	2.8
EBITDA margin (%)	62.0	63.1	63.1	63.6	67.3
EBITDA interest coverage (x)	10.9	11.1	12.0	10.2	6.9
EBIT interest coverage (x)	7.9	8.0	8.7	7.0	4.2
Return on capital (%)	30.5	33.3	34.4	30.0	27.0
FFO/debt (%)	62.1	69.5	82.9	87.7	65.7
Free operating cash flow/debt (%)	40.8	47.8	53.8	65.0	37.4
Debt/EBITDa (x)	1.3	1.2	1.0	1.0	1.3
Debt/debt and equity (%)	55.8	55.6	47.1	43.7	52.9
PHP – Philippine peso.

Exhibit 2

Table 3

Reconciliation of Philippine Long Distance Telephone Co. Reported Amounts With Standard & Poor’s Adjusted Amounts
--Fiscal year ended Dec. 31, 2010--
Philippine Long Distance Telephone Co. reported amounts (mil. PHP)

	Debt	Shareholders’ equity	EBITDA	Interest Expense	Cash flow from operations	Dividends paid	Capital expenditure
Reported	126,859.0	97,069.0	88,605.0	6,551.0	77,260.0	41,080.0	28,766.0

Standard & Poor’s adjustments

Operating leases	7,003.5	--	385.0	385.0	3,656.5	--	4,018.7
Debt-like hybrids	4,419.0	(4,419.0)	--	458.0	(458.0)	(458.0)	--
Postretirement benefit obligations	--	311.4	(820.0)	--	(166.4)	--	--
Surplus cash and near cash investments	(22,347.0)	--	--	--	--	--	--
Capitalized interest	--	--	--	710.0	(710.0)	--	(710.0)
Share-based compensation expense	--	--	1,392.0	--	--	--	--
Asset retirement obligations	873.6	--	--	97.0	(91.0)	--	--
Reclassification of interest, dividend, and tax cash flows	--	--	--	--	(3,881.0)	--	--
Reclassification of working-capital cash flow changes	--	--	--	--	(2,249.0)	--	--
Minority interests	--	316.0	--	--	--	--	--
Debt-Accrued interest not included in reported debt	1,028.0	--	--	--	--	--	--
Total Adjustments	(9,022.9)	(3,791.7)	957.0	1,650.0	(4,078.9)	(458.0)	3,308.7

Standard & Poor’s adjusted amounts

	Debt	Equity	EBITDA	Interest Expense	Funds from operations	Dividends paid	Capital expenditure
Adjusted	117,836.1	93,277.4	89,562.0	8,201.0	73,181.1	40,622.0	32,074.7

PHP--Philippine peso.

Exhibit 2

Ratings Detail (As of June 15, 2011)*
Philippine Long Distance Telephone Co. Corporate Credit Rating Foreign Currency ASEAN Regional Scale Senior Unsecured (4 Issues)	BB+/Stable/-- axBBB+/--/-- BB+
Corporate Credit Ratings History 03-Nov-2005 Foreign Currency 11-July-2005 17-Jan-2005 21-May-2009 ASEAN Regional Scale	BB+/Stable/-- BB-/Negative/-- BB-/Stable/-- axBBB+/--/--
Business Risk Profile	Satisfactory
Financial Risk Profile	Intermediate

Ratings Detail (As of June 15, 2011)* (cont.)

Debt Maturities

Fiscal 2011: PHP34.76 billion*

Fiscal 2012: PHP25.42 billion**

Fiscal 2013: PHP17.15 billion**

Fiscal 2014: PHP19.5 billion

Thereafter: PHP28.62 billion

*Includes PHP21 billion of equipment payables.

**Includes PHP6 billion of equipment payables.

*Unless otherwise noted, all ratings in this report are global scale ratings. Standard & Poor’s credit ratings on the global scale are comparable across countries. Standard & Poor’s credit ratings on a national scale are relative to obligors or obligations within that specific country.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: June 16, 2011